EX-99.77C VOTES 3 ex77c.htm SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Attachment to N-SAR Sub-Item 77C

On June 28, 2012, the Fund held its annual meeting of stockholders where the following matters were approved by stockholders. As of the record date of May 11, 2012 (the “Record Date”), the Fund had 21,805,946 outstanding shares of common stock and 2,600,000 outstanding shares of mandatory redeemable preferred stock, each of which was entitled to cast one vote. Represented in person or by proxy at this meeting were a total of 21,877,654 shares of common stock and mandatory redeemable preferred stock, constituting a quorum.

(i)
The election of Barry R. Pearl and William L. Thacker as Class II directors, each to serve for a term of three years until the Fund’s 2015 annual meeting of stockholders and until his successor is duly elected and qualified.

The election of Mr. Pearl required the affirmative vote of the holders of a majority of shares of the Fund’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. On this matter, 21,588,406 shares were cast in favor and 289,248 shares withheld authority in the election of Mr. Pearl.

The election of Mr. Thacker requires the affirmative vote of the holders of a majority of the Fund’s mandatory redeemable preferred stock outstanding and entitled to be cast for the election. On this matter, 1,500,000 shares were cast in favor and no shares withheld authority in the election of Mr. Thacker.

As a result of the vote on this matter, Mr. Pearl and Mr. Thacker were each elected to serve as director of the Fund for a three-year term.

William R. Cordes and Albert L. Richey continued as directors with terms expiring on the date of the Fund’s 2013 annual meeting of stockholders; Kevin S. McCarthy continued as a director with a term expiring on the date of the Fund’s 2014 annual meeting of stockholders.

(ii)	The ratification of PricewaterhouseCoopers LLP as the Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2012.

Approval of this proposal required the affirmative vote of a majority of the votes cast by the holders of the Fund’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. For the purposes of this proposal, each share of common stock and each share of mandatory redeemable preferred stock is entitled to one vote. For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

On this matter, 21,838,146 shares were cast in favor, 109,425 shares were cast against, 119,261 shares abstained, and there were no broker non-votes.

As a result of the vote on this matter, the proposal was approved.

(iii)
The approval of a proposal to authorize the Fund to sell shares of its common stock at a net price below net asset value per share, so long as the gross price (before underwriting fees, commissions and offering expenses) is above net asset value per share, effective for a period expiring on the date of the Fund’s 2013 annual meeting of stockholders. Approval of this proposal required both of the following:

a.
The affirmative vote of a majority of all holders of the Fund’s common stock on the records of the Fund’s transfer agent (“Registered Common Stockholders”) as of the Record Date (the “Registered Common Stockholder Vote”). For purposes of the Registered Common Stockholder Vote, abstentions will have the effect of votes against this proposal; and broker non-votes are not relevant for this vote because Registered Common Stockholders are “stockholders of record” with the transfer agent and, therefore, do not hold their shares through a broker.

With respect to this requirement, out of 13 total Registered Common Stockholders, 12 voted in favor, none voted against, none abstained, and there were no broker non-votes.

b.
The affirmative vote of a majority of the votes cast by the holders of the Fund’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class (the “Majority Stockholder Vote”). For the purposes of the Majority Stockholder Vote, abstentions will have the effect of votes against this proposal, and broker non-votes will have no effect on the outcome.

With respect to this requirement, 7,907,094 shares were cast in favor, 437,947 shares were cast against, 200,230 shares abstained, and there were 13,332,383 broker non-votes.

As a result of the vote on this matter, the proposal was approved.